Exhibit 99.1

Item 5(c) Transaction Description

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by Charles M. Gillman. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date	Action	Quantity	Price
07-01-2026	Purchase of Common Stock	62,064	$5.80
06-30-2026	Purchase of Common Stock	37,936	$5.76
06-29-2026	Purchase of Common Stock	1,603	$5.21
06-26-2026	Purchase of Common Stock	3,351	$5.18
06-23-2026	Purchase of Common Stock	100,000	$5.21
06-22-2026	Purchase of Common Stock	49,627	$5.30
06-18-2026	Purchase of Common Stock	373	$5.27
06-17-2026	Purchase of Common Stock	14,761	$5.14
06-12-2026	Purchase of Common Stock	20,214	$4.99
06-11-2026	Purchase of Common Stock	10,000	$5.10
05-29-2026	Purchase of Common Stock	28,022	$4.38
05-21-2026	Purchase of Common Stock	150,000	$3.73
05-15-2026	Purchase of Common Stock	43,890	$3.50